FAIR TICKET SOLUTIONS, INC.

Consolidated Financial Statements

For the years ended February 29, 2024 and February 28, 2023

(Expressed in U.S. dollars)

To the Board of Directors
Fair Ticket Solutions, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Fair Ticket Solutions, Inc. (the "Company"), which comprise the statement of financial position as of February 29, 2024, and the related statements of loss and comprehensive loss, changes in shareholders' deficiency, and the statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements fairly present, in all material respects, the financial position of Fair Ticket Solutions, Inc. as of February 29, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fair Ticket Solutions, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company did not generate any revenue in the year 2023, has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern.

Management has evaluated the events and conditions and its plan regarding these matters, as described in Note 1. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about Fair Ticket Solutions, Inc.'s ability to continue as a going concern for one year after the date the financial statements are issued or, when applicable, one year after the date that the financial statements are available to be issued.

Faiza Mehmood -CPA (123730)

FAIZA MEHMOOD
FM Financial Services LLC
77 Sugar Creek Blvd, Suite 600,
Sugar Land, Texas, 77478
Date: March 29, 2025

Fair Ticket Solutions, Inc.
Consolidated Statements of Financial Position as at
Expressed in U.S. Dollars

	Note	February 29, 2024	February 28, 2023
		$	$
ASSETS			
Current			
Cash		8,378	1,068
Guaranteed investment certificates		3,685	3,674
Good and services tax receivables		2,706	6,315
		14,769	11,057
Property and equipment	4	2,410	3,003
Deferred software license expense		7,538	3,566
Total assets		**24,716**	**17,626**
LIABILITIES			
Current			
Accounts payable		292,791	209,614
Notes payable	5	204,828	159,328
Derivative liability	5	8,342	-
Due to related parties	8	389,949	382,282
		895,911	751,224
Government loan payable	6	38,749	26,147
Total liabilities		**934,660**	**777,372**
SHAREHOLDERS' DEFICIENCY			
Common stock		30,725	30,729
Common stock owed to subscribers	7	84,000	25,000
Additional paid-in capital		2,111,166	2,111,166
Deficit		(3,167,749)	(2,968,765)
Accumulated other comprehensive income		31,910	42,124
Total shareholder's deficiency		**(909,944)**	**(759,746)**
Total liabilities and shareholder's deficiency		**24,716**	**17,626**

Footnotes are an integral part of the Financial Statements

Fair Ticket Solutions, Inc.
Consolidated Statements of Income (Loss)
Expressed in U.S. Dollars, except for number of shares

	Note	Years Ended	
		February 29, 2024	**February 28, 2023**
		$	**$**
Expenses			
Depreciation and amortization		604	777
Consulting fees		20,090	14,010
General and administrative		37,335	29,742
Professional Fees		82,573	43,968
Rent		921	20,634
Software		171	21,673
Total operating expenses		**141,695**	**130,804**
Other expenses (income)			
Accretion and interest expense		58,051	(2,837)
Change in fair value		(762)	-
Unrealized foreign exchange loss		-	-
Realized foreign exchange loss		-	8,608
Gain on common share issuance	7	-	(561,842)
Net Income (loss) for the period		**(198,984)**	**425,267**
Basic and diluted gain (loss) per share		(0.01)	0.01
Weighted average number of shares outstanding - Basic and diluted		**30,724,178**	**30,724,178**

Footnotes are an integral part of the Financial Statements.

Fair Ticket Solutions, Inc.
Consolidated Statements of Comprehensive Income (Loss)
Expressed in U.S. dollars

	Note	Years Ended	
		February 29, 2024	February 28, 2023
		$	$
Net Income (Loss)		(198,984)	425,267
Other comprehensive income (loss):	3		
Cumulative translation adjustment		(10,214)	42,124
Other comprehensive income (loss)		**(10,214)**	**42,124**
Comprehensive Income (loss) for the period		**(209,198)**	**467,391**

Footnotes are an integral part of the financial Statements.

Fair Ticket Solutions, Inc.
Consolidated Statements of Cash Flows
Expressed in U.S. dollars

	Years Ended	
	February 29, 2024	**February 28, 2023**
	$	$
Operating activities		
Net (loss) gain for the period	(198,984)	425,267
Items not affecting cash:		
Rent	-	1,911
Depreciation and amortization	604	777
Accretion and interest expense	57,733	(2,836)
Change in fair value	(762)	-
Unrealized foreign exchange loss	1,303	-
Realized foreign exchange loss	-	8,608
Gain on common share issuance	-	(561,842)
Derivative liability	8,342	-
Changes in non-cash working capital items		
Goods and services tax receivables	3,609	(2,692)
Prepayment - license fees (current portion)	(3,972)	94,536
Security deposit	-	1,837
Accounts payable	72,963	(56,526)
Lease liability	-	(1,908)
Net cash used in operating activities	**(59,163)**	**(92,868)**
Financing activities		
Advances from related parties	62,508	106,953
Advances from notes payable	32,500	-
Subscription receipts	59,000	25,000
Related party loan repayments	(87,535)	(37,904)
Net cash provided by financing activities	**66,473**	**94,048**
Effect of exchange rate changes on cash		
Net decrease in cash	7,310	1,180
Cash, beginning of year	1,068	(113)
Cash, end of the year	**8,378**	**1,068**
Supplemental disclosure of cash flow information:		
Interest paid in cash	-	-
Incomes taxes paid in cash	-	-
Common shares issued to settle notes payable	-	-
Common shares issued to settle due to related parties	-	-
	-	-

Footnotes are an integral part of the Financial Statements

Fair Ticket Solutions, Inc.
Statements of Changes in Shareholders' Deficiency
Expressed in U.S. dollars, except number of shares

	Common shares	Common stock	Additional paid-in capital	Subscription receipts	Deficit	Accumulated other comprehensive income (loss)	Shareholder's deficiency
	#	$	$	$	$	$	$
Balance, February 28, 2021	24,719,220	23,860	1,406,408	-	(3,089,523)	-	(1,659,254)
Loss for the year	-	-	-	-	(304,510)	-	(304,510)
Balance, February 28, 2022	24,719,220	23,860	1,406,408	-	(3,394,032)	-	(1,963,764)
Issuance of common shares	7,116,265	6,869	704,758	-	-	-	711,627
Subscription receipts	-	-	-	25,000	-	-	25,000
Gain for the year	-	-	-	-	425,267	-	425,267
Cumulative translation adjustment	-	-	-	-	-	42,124	42,124
Balance, February 28, 2023	31,835,485	30,729	2,111,166	25,000	(2,968,765)	42,124	(759,746)
Subscription receipts	-	-	-	59,000	-	-	59,000
Loss for the year	-	-	-	-	(198,984)	-	(198,984)
Cumulative translation adjustment	-	-	-	-	-	(10,214)	(10,214)
Balance, February 29, 2024	31,835,485	30,729	2,111,166	84,000	(3,167,749)	31,910	(909,944)

Footnotes are an integral part of the Financial Statements

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 29, 2024, and February 28, 2023
Expressed in U.S. dollars, except where noted

1. NATURE OF OPERATIONS AND GOING CONCERN

Fair Ticket Solutions, Inc. ("Fair Ticket" or the "Company") was incorporated on July 30, 2010 in the State of Delaware, United States of America ("U.S.A."). The head office and registered and records office address of the Company is located at 590-1122 Mainland Street Vancouver, BC V6B 5L1. Fair Ticket is involved in providing data management solutions for the live sporting and entertainment industry and in communications services.

These consolidated financial statements for the years ended February 29, 2024 and February 28, 2023 (the "financial statements") are prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. During the year ended February 29, 2024, the Company generated a loss of $198,984 (2023 - $425,267 Income). The net income in 2023 was the result of a $561,842 net gain recognized on the issuance of shares at a price deemed to be in excess of fair value. Without that gain, the Company would have experienced a loss of $136,575. As of February 29, 2024, the Company had an accumulated deficit of $3,167,749 (2023 - $2,968,765). These events and conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern and therefore, it may be unable to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain necessary equity or other financing to develop its business, and/or to attain sufficient profitable operations. The ability of the Company to be successful in obtaining financing cannot be predicted at the present time. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These financial statements were approved by the Board of Directors and authorized for issue on March 29, 2025. These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

b) Functional and reporting currency

The functional currency of the Company is the Canadian dollar, as the Company's operations are conducted in Canadian dollars and its financial results are prepared and reviewed internally by management in Canadian dollars. For the purposes of capital raising activities being contemplated in the United States, these financial statements are reported in U.S. dollars unless otherwise stated.

c) Basis of consolidation

These financial statements include the financial information of the Company and Fair Ticket Solutions (Canada) Ltd. ("FTC"), an entity controlled by the Company. Control exists where the parent entity has the power to direct activities that most significantly impact the economic performance of the entity and the potential to receive significant benefits or absorb significant losses of the entity. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

FTC was incorporated on July 29, 2010, in the State of Delaware, U.S.A., and its principal activity is developing technology for the entertainment industry. The functional currency of FTC was determined to be the Canadian dollar. All intercompany balances, transactions, revenues, and expenses are eliminated on consolidation. As the previously reported sale of FTC on March 31, 2022, did not close, the Company maintained control over FTC.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 29, 2024, and February 28, 2023
Expressed in U.S. dollars, except where noted

3.   SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policy judgements and key sources of estimation uncertainty

The preparation of the financial statements in conformity with US GAAP requires management to make certain judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, and expenses. Actual results may differ from these estimates and judgments.

Significant assumptions about the future and other sources of uncertainty could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions. These include but are not limited to, the following: estimates of useful lives of property and equipment, capitalization of software development costs, and assessment of the Company's ability to continue as a going concern.

a)   Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash consists of deposits held by a Canadian chartered bank. A redeemable GIC with a one-year term expiring April 5, 2025, and interest rate of 0.75 percent per annum is not considered a cash equivalent due to its maturity date at the time of purchase being in excess of three months.

b)   Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment charges. Such cost consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use.

Depreciation is calculated over the estimated useful lives of the assets based on management's judgment which involves consideration of intended use, industry trends, and other factors in determining the expected useful lives of depreciable assets and to determine depreciation methods. The Company calculates depreciation on furniture and equipment using a rate of 20% of the diminishing balance.

c)   Leases

At the inception of an arrangement, the Company determines whether the arrangement is a lease arrangement or contains a lease based on the unique facts and circumstances present. Leases with a term greater than 12 months are recognized on the statements of financial position as a right-of-use ("ROU") asset with a corresponding lease liability. The Company has elected not to recognize on the consolidated statements of financial position leases with an initial term of 12 months or less. Leases with an initial term of 12 months or less are directly expensed as incurred. Leases are classified as either operating or finance depending on the specific terms of the arrangement.

For both finance leases and operating leases, right-of-use assets and lease liabilities are initially measured as the present value of future lease payments and initial direct costs discounted at the interest rate implicit in the lease, or if that rate is not readily determinable, the Company's incremental borrowing rate. Subsequent measurement of lease liabilities classified as finance leases is at amortized cost using the effective interest rate method. Subsequent measurement of right-of-use assets classified as finance leases is at carrying amount less accumulated amortization, where amortization is recorded straight-line over the lease term. Subsequent measurement of lease liabilities classified as operating leases is at the present value of the unpaid lease payments discounted at the discount rate for the lease established at the commencement date. Subsequent measurement of right-of-use assets classified as operating leases is carrying amount less accumulated amortization where amortization is calculated as the difference between straight-line lease cost for the period, including amortization of initial direct costs, and the periodic accretion of the lease liability.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 29, 2024, and February 28, 2023
Expressed in U.S. dollars, except where noted

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Financial instruments

The following table shows the classification of the Company's financial instruments:

Financial assets	
Cash and cash equivalents	Fair value
Financial liabilities	
	Accounts payable
	Amortized cost
Notes payable	Amortized cost
Advances from related parties	Amortized cost
Loan payable	Amortized cost

e) Impairment

The Company reviews the carrying amounts of its non-financial assets, including property and equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated based on the Company's best estimate of future operating cash flows in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value are excluded from impairment analysis.

In assessing impairments, the estimated undiscounted future cash flows to be derived from continuing use of asset or cash generating unit are compared to the carrying amount of that asset. If the carrying amount is higher than the undiscounted cash flows, the impairment loss is recognized as the difference between the carrying amount and the fair value. Fair value is defined as the price that would be received in an orderly transaction between market participants at the measurement date. If the asset or cash generating unit is reduced to its recoverable amount, an impairment loss is recognized immediately in the statement of loss and comprehensive loss.

f) Software development costs

The capitalization of software development costs for external use begins when technological feasibility has been established and ends when the software is available for sale. Software development costs are amortized on a straight-line line basis beginning when the software is available for sale over the estimated economic life of the asset, which is generally three years. Amortization of the capitalized software is classified within cost of sales for services in the consolidated statements of income and comprehensive income.

Evaluating whether development costs incurred by the Company meet the criteria for capitalization as an intangible asset requires judgement. Management determined that as of February 29, 2024 and February 28, 2023, that the initial expenditures for software development would not have future economic benefit.

g) Foreign currency translation

Transactions in currencies other than the entity's functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities.

The Company's financial statements in its functional currency in Canadian dollars have been translated to the reporting currency in U.S dollars using a combination of historical, period-end, and average foreign exchange rates. This combination of rates creates the foreign currency translation adjustment component of other comprehensive income in the Statement of Comprehensive Income (Loss).

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 29, 2024, and February 28, 2023
Expressed in U.S. dollars, except where noted

3.   SIGNIFICANT ACCOUNTING POLICIES (continued)

h)   Income taxes

Income tax expense is comprised of current and deferred tax components.

The Company follows the liability method of accounting for taxes. Under this method, deferred tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying amount of assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred tax assets and liabilities are calculated using the enacted or substantively enacted income tax rates that are expected to apply when the asset is recovered or the liability is settled. Deferred tax assets or liabilities are not recognized when they arise on the initial recognition of an asset or liability in a transaction (other than in a business combination) that, at the time of the transaction, affects neither accounting nor taxable profit.

Deferred tax assets for deductible temporary differences and tax loss carry forwards are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences or tax loss carry forwards can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and is reduced if it is no longer probable that sufficient future taxable profits will be available against which the temporary differences or tax loss carry forwards can be utilized.

Current tax is calculated based on net earnings for the year, adjusted for items that are non-taxable or taxed in different periods, using income tax rates that are enacted or substantively enacted at each reporting date.

Income taxes are recognized in equity or other comprehensive income, consistent with the items to which they relate.

i)   Earnings or loss per share

Basic per share amounts are calculated by dividing the net earnings or loss by the weighted average number of shares outstanding during the reporting period.

Diluted per share amounts are calculated by using the treasury stock method, by adjusting the weighted average number of shares outstanding for the potential number of issued instruments which may have a dilutive effect on net earnings or loss. This method assumes that proceeds received from the exercise of in-the-money instruments are used to repurchase common shares at the average market price for the period.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 29, 2024, and February 28, 2023
Expressed in U.S. dollars, except where noted.

4.   PROPERTY AND EQUIPMENT

A summary of the Company's property and equipment is as follows:

	Right of Use Asset	Office Furniture and Equipment	Total
Cost:	$	$	$
Balance, February 28, 2022	65,672	49,670	115,341
Addition	-	-	-
Balance, February 28, 2023 and February 29, 2024	**65,672**	**49,670**	**115,341**
Accumulated Amortization:			
Balance, February 28, 2022	63,758	45,641	109,399
Amortization	1,914	1,025	2,940
Balance, February 28, 2023	65,672	46,667	112,339
Amortization	-	593	593
Balance, February 29, 2024	**65,672**	**47,260**	**112,932**
Carrying amounts:			
Balance, February 28, 2022	1,914	4,028	5,942
Balance, February 28, 2023	-	3,003	3,003
Balance, February 29, 2024	**-**	**2,410**	**2,410**

5.   NOTES PAYABLE

A summary of the Company's notes payable, including the derivative liability associated with the notes payable, is as follows:

	Notes Payable	Derivative Liability
	$	$
Balance, February 28, 2022	1,251,169	-
Addition	-	-
Repayment	(1,088,441)	-
Accretion and interest	274	-
Debt extinguishment expense	-	-
Change in fair value	-	-
Foreign exchange	(3,675)	-
Balance, February 28, 2023	159,328	-
Addition	26,000	6,500
Repayment	-	-
Accretion and interest	13,000	-
Debt extinguishment expense	-	-
Change in fair value	-	(762)
Foreign exchange	6,500	2,604
Balance, February 29, 2024	**204,828**	**8,342**

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 29, 2024, and February 28, 2023
Expressed in U.S. dollars, except where noted.

---

5.   NOTES PAYABLE (continued)

On April 26, 2022, the Company settled $1,279,495 of the outstanding notes payable through the issuance of 6,043,254 common shares.

During the year ended February 28, 2022, the Company issued convertible promissory notes of $15,963. On initial recognition, the host debt component of the note was recorded at fair value of $14,047 while the derivative liability was recorded at fair value of $1,916. The derivative liability results from a term within the notes payable agreements which allows for conversion of the notes payable into the Company's common shares. The conversion could result in issuance of common shares at a value that would be greater than the settlement amount of a fixed-for-fixed option on the Company's own common shares. ASC 815-10-20 defines an embedded derivative as an implicit or explicit term that affects some or all of the cash flows, or the value of other exchanges required by a contract, in a manner similar to a derivative instrument. Accordingly, the Company has classified the conversion feature as a derivative liability to be re-measured at the end of every reporting period with the change in value reported in the consolidated statements of net loss and comprehensive loss. During the year ended February 28, 2023, the loans matured, and the derivative liability was $nil.

The fair value of the loan was calculated based on an assessment of prevailing market rate of interest of 25% for a similar interest and the fair value of the conversion feature was calculated using the Black Scholes Option Pricing Model with the following assumptions: volatility: 100%; interest rate: 1.68% - 1.74%; dividend: 0%. The principal amount is convertible into common shares of the Company on or before the maturity dates pursuant to the lesser amount resulting from either: a) the Company entering into an agreement with a third party to provide a valuation of the Company's net worth for the purposes of an initial public offering or b) the Company completing a reverse takeover with the Company being listed on a recognized stock exchange at US $0.10 per share. These notes bear no interest.

All notes payable issued prior to February 28, 2020, are either subject to 10% bonus payable on the principal on an extension of the maturity date or interest of 10% or both. The interest is capped at 3 years from the issue dates, and these notes will be convertible into securities to be issued by the Company in the future financing at a 50% discount to the offering price.

During the year ended February 29, 2024, the Company issued two convertible promissory notes. The promissory notes incur a 40 percent cash bonus upon loan receipt, which was recorded in the fiscal year ended February 29, 2024. The principal amount is convertible to common shares of the Company any time before the maturity date at $0.10/share. On initial recognition, the debt component of the notes was recorded at fair value of $39,000 and the derivative liability was recorded at the fair value of $6,500. The allocation between the debt component and derivative liability component was determined based on a comparison between the note conversion price and the anticipated issuance price of future equity financing.

6.   GOVERNMENT LOAN PAYABLE

Due to the global COVID 19 outbreak, the federal government of Canada introduced the Canada Emergency Benefit Account ("CEBA"). CEBA provided interest-free loans ("CEBA Loan") to eligible businesses.

On April 20, 2020 the Company received $28,396 from the Government of Canada through the Canada Emergency Business Account (CEBA). An additional $15,682 was received on December 16, 2020 through a line of credit. Upon initial recognition, the Company recorded the loan at a fair value of $24,899 using a discount rate of 15%.

The terms of forgiveness have been updated since the original calculation of the continuity schedule. A portion of the loan is forgivable if the non-forgivable portion is repaid by January 18, 2024. The loan is interest-free until January 18, 2024, after which interest is incurred at 5 percent per annum. The Company has not repaid the loan in order to preserve its cash.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 29, 2024, and February 28, 2023
Expressed in U.S. dollars, except where noted.

---

6. GOVERNMENT LOAN PAYABLE (continued)

The total balance owing as of February 29, 2024, is $38,749.

A summary of the Company's government loan payable is as follows:

	$
Balance, February 28, 2022	31,600
Amended discount (extension of no interest period)	(9,031)
Interest expense	3,579
Balance, February 28, 2023	26,147
Amended discount (loan forgiveness no longer applicable)	8,771
Accretion	3,575
Interest expense	256
Balance, February 29, 2024	**38,749**

7. SHARE CAPITAL

On March 31, 2022, the Company completed a 1 to 2,000 stock split. All share information contained in these financial statements have been restated retrospectively.

a) Authorized

The Company is authorized to issue 100,000,000 common shares at a par value of CAD $0.001.

b) Issued share capital

As at February 29, 2024, 31,835,485 common shares were issued and outstanding (2023 – 31,835,485).

c) Share issuances

On April 26, 2022, the Company settled $1,279,495 of the outstanding notes payable through the issuance of 6,043,254 common shares (Note 5), and $185,043 amounts due to related parties through the issuance of 1,073,011 common shares (Note 8). The fair value of the common shares issued was determined by management to be $0.10/share or $711,627. The fair value of the common shares issued to retire the debt was lower than the aggregate value of the notes payable, the difference of $561,842 was recorded on the consolidated statements of income (loss) as a gain on issuance of common shares.

d) Subscription receipts for common shares

On November 9, 2022, the Company entered into a private placement subscription agreement with an arm's length party to acquire 250,000 common shares at a price per share of $0.10 for total proceeds of $25,000.

During the year ended February 29, 2024, the Company entered into private placement subscription agreements with various arm's length parties to acquire 590,000 common shares at a price per share of $0.10 for a total proceed of $59,000.

As of February 29, 2024, the Company owes $84,000 in common shares to various subscribers, based on subscription agreements made during 2023 and 2024

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 29, 2024, and February 28, 2023
Expressed in U.S. dollars, except where noted.

8.   RELATED PARTY TRANSACTIONS

Management personnel are those persons having responsibility for achieving the objectives of the entity and who have authority to establish policies and make decisions by which those objectives are to be pursued. Key management personnel include the Company's directors and executive officers.

As of February 29, 2024, the Company owed $43,058 (2023 - $67,848) to the CEO of the Company who also serves as a director of the Company, and $346,891 (2023 - $314,521) to an entity over which the CEO of the Company exerts significant influence. The amounts are due on demand and are convertible into common shares of the Company.

9.   INCOME TAX

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 27% (2023-27%) to the amounts recognized in the consolidated statements of loss for the years ended February 29, 2024, and February 28, 2023:

	2024	2023
	$	$
Loss before income taxes	(198,984)	425,267
Expected income tax at statutory tax rates	(53,795)	104,343
Permanent difference	4,422	(139,613)
Difference in foreign and local rates		(135,205)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	137,804	19,840
Change in valuation allowance	(88,430)	150,636
Total	**-**	**-**

The components of deferred income tax assets and liabilities as at February 29, 2024 and February 28, 2023 after applying the enacted income tax rate are as follows:

	2024	2023
	$	$
Non-capital loss	781,135	870,012
Property and equipment	737	735
Other	2,948	-
	784,819	870,747
Unrecognized deferred income tax assets	(784,819)	(870,747)
	-	-

As at February 29, 2024, the Company has non-capital loss carry-forwards of $2,893,978 (2023 - $3,223,041) in Canada, expiring by 2043, and non-capital loss carry-forwards of $nil (2023 - $nil) in the U.S.A.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 29, 2024, and February 28, 2023
Expressed in U.S. dollars, except where noted.

10. SOFTWARE DEVELOPMENT COST

On March 18, 2021, the Company entered into a software license agreement for an initial term of three years with an arm's length party to develop ticketing system technology. Pursuant to the software license agreement, the Company was required to pay three years of license fees and production use license fees based on number of customers and venues. During the year ended February 29, 2024, the Company recorded total software development expense of $171 (2023 - $21,673). Also during the year ended February 28, 2023, the Company reversed accrued amounts payable under the software license agreement relating to project development milestones that the vendor failed to meet. The Company and the vendor agreed to continue to work collaboratively on the software development of a minimum viable product and, upon successful completion thereof, a payment of an amount to be determined would be made by the Company to the vendor. As at February 29, 2024, the Company accrued $60,933 for this purpose (2023 - $42,617) in accounts payable and $3,576 (2023 - $3,566) in long term accrued payable at a discount rate of 15% in relation to the remaining 1 year of license fees.

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.   Fair value of financial instruments

The carrying value of bank indebtedness, accounts payable, notes payable, advances from related parties and government loan payable approximate their fair value because of the short-term nature of these instruments or their ability of prompt liquidation.

b.   Financial instruments risk

The Company's financial instruments are exposed in varying degrees to a variety of financial risks. The Board of Directors approves and monitors the risk management processes:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty fails to meet an obligation under contract. Credit risk exposure arises with respect to the Company's cash and cash equivalents. The risk exposure is limited because the Company places its instruments in banks of high credit worthiness within Canada.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. As the Company's operations do not generate cash, financial liabilities are discharged using funding through the issuance of common shares or debt as required. The Company is exposed to liquidity risk through its bank indebtedness, accounts payable, lease liability, notes payable, advances from related parties, and government loan payable, and management mitigates this risk by consistently monitoring its cash position and issuing common shares as required.

Market risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not hold investments or debt with variable interest rates and, therefore, is not exposed to interest risk.

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. Foreign currency risk exposure arises with respect to some of the Company's accounts payable denominated in a foreign currency. Assuming all other variables constant, an increase or a decrease of 10% of the US dollar against the Canadian dollar, the net loss of the Company and the equity for the year ended February 29, 2024 would have varied by a negligible amount.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 29, 2024, and February 28, 2023
Expressed in U.S. dollars, except where noted.

12. CAPITAL MANAGEMENT

The Company's capital structure consists of all components of shareholders' equity. The Company's objective when managing capital is to maintain adequate levels of funding to support the current operations including corporate and administrative functions to support operations. The Company obtains funding primarily through issuing common stock. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company's approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

13. COMMITMENTS AND CONTINGENCIES

As at February 29, 2024, the Company does not have any future operating commitments other than those described in Note 5, 6 and 8.

14. SUBSEQUENT EVENTS

a) On March 18, 2024, Fair Ticket Solutions, Inc. changed its name to IdBase Technologies Inc.

b) On August 1, 2024, the Company entered into a private placement subscription agreement with an arm's length party to acquire 80,430 common shares at a price of $0.10 for total proceeds of $8,043.

c) Subsequent to year-end, the Company issued convertible promissory notes for total proceeds of $82,000. The principal amount is convertible to common shares of the Company any time before the maturity date at $0.10/share.